UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Patriot National Bancorp, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

70336F203

(CUSIP Number)

Check

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70336F-20-3	Page 2 of 6

1.	Name of reporting person S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Zwirn
2.	Check the appropriate box if a member of a group * (a) N/A (b) ☐
3.	SEC use only
4.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 325,0000
	6.	Shared voting power
	7.	Sole dispositive power 325,000
	8.	Shared dispositive power
9.	Aggregate amount beneficially owned by each reporting person 325,000
10.	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row (9) 8.2%
12.	Type of reporting person (see instructions)* IN

ITEM 1

(a)	Name of Issuer: Patriot National Bancorp, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 900 Bedford Street, Stamford, Connecticut 06901

ITEM 2

(a)	Name of Person Filing: Daniel Zwirn

(b)	Address of Principal Business Office or, if none, Residence: 156 West 56 Street, 11th Floor, New York, New York 10019

(c)	Citizenship: USA

(d)	Title of Class of Securities: Common Stock, $.01 par value

(e)	CUSIP Number: 70336F-20-3

ITEM 3

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4

Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 325,000 shares

(b)	Percent of Class: 8.2%

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 325,000 shares

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 325,000 shares

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

ITEM 5

Ownership of Five Percent or Less of Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Instruction. Dissolution of a group requires a response to this item.

ITEM 6

Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not Applicable

ITEM 8

Identification and Classification of Members of the Group: Not Applicable

ITEM 9

Notice of Dissolution of Group: Not Applicable.

ITEM 10

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 70336F-20-3	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

4/30/15
Date

/s/ Daniel Zwirn
Signature

Daniel Zwirn
Name/Title